SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(the “Company”)

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A.

held on December 9th, 2021 drawn up in summary form

1.        Date, Time and Venue. On December 9th, 2021, starting at 12:00 p.m., by videoconference, as authorized by article 19, paragraph 1st, of the Company’s bylaws.

2.        Call and Attendance. Call notice duly made pursuant to the Company’s bylaws. Meeting with attendance of Messrs. Victorio Carlos De Marchi and Michel Dimitrios Doukeris, co-chairmen, and Messrs. Milton Seligman, Roberto Moses Thompson Motta, Nelson José Jamel, Fernando Mommensohn Tennenbaum, Lia Machado de Matos, Fabio Colletti Barbosa, Antonio Carlos Augusto Ribeiro Bonchristiano, Marcos de Barros Lisboa and Claudia Quintella Woods.

3.        Board. Chairman: Victorio Carlos De Marchi; Secretary: Lucas Machado Lira.

4.        Resolutions. It was unanimously and unrestrictedly resolved by the Directors:

4.1. Nomination of Executive Officer of the Company. According to article 21, letter d, of the Company’s bylaws, to approve, effective as of January 1st, 2022, the election of Mr. Valdecir Duarte, the current Director of the Company’s Engineering Center (CENG), Brazilian citizen, engineer, bearer of the identity card RG No. 3374.680 SSP/SC and enrolled with the Individual Taxpayers’ Registry under No. 030748919-12, with office in the City São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, to the position of Industrial Vice President Officer of Company, replacing Mr. Mauricio Nogueira Soufen, who will take over the position of Supply Global Vice-President at Anheuser-Busch InBev S.A./N.V. (ABI).

4.1.1.       Mr. Valdecir Duarte will be sworn in the position on January 1st, 2022, for a term until December 31st, 2025, upon the execution of the instrument of investiture in the proper book, when he will execute a statement confirming there is no impediment to his election to the Company’s Board of Executive Officers, as provided by law.

5.        Closure. With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, December 9th, 2021.

/s/ Victorio Carlos De Marchi	/s/ Michel Dimitrios Doukeris
/s/ Milton Seligman	/s/ Roberto Moses Thompson Motta
/s/ Nelson José Jamel	/s/ Fernando Mommensohn Tennenbaum
/s/ Lia Machado de Matos	/s/ Fabio Colletti Barbosa

/s/ Antonio Carlos Augusto Ribeiro Bonchristiano	/s/ Marcos de Barros Lisboa
/s/ Claudia Quintella Woods	/s/ Lucas Machado Lira Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2021

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer